UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 15, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **AngloGold Ashanti Announces Fixed Income Roadshow**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

15 July 2013

ANGLOGOLD ASHANTI LIMITED: AngloGold Ashanti Announces Fixed Income Roadshow

(JOHANNESBURG) –AngloGold Ashanti Limited (NYSE: AU) ("AngloGold Ashanti") today announced that it has mandated Citigroup, Deutsche Bank and Goldman Sachs to organize a series of fixed income investor meetings across Europe and the United States, which will serve as an update on AngloGold's credit profile in view of the company's plans to access the capital markets with a US dollar senior notes offering at a date to be announced in 2013.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities and nothing contained herein shall form the basis of any contract or commitment whatsoever, nor shall there be any offer or sale of the securities described herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The senior notes would be offered pursuant to an effective shelf registration statement that has been filed with the US Securities and Exchange Commission (the "SEC"). A preliminary prospectus supplement related to the potential offering has been filed with the SEC and is available on the SEC's website at http://www.sec.gov. When available, copies of the preliminary prospectus supplement and accompanying base prospectus relating to the offering may be obtained from AngloGold Ashanti Holdings plc by calling AngloGold Ashanti North America Inc. at 1-303-889-0753 or emailing WChancellor@AngloGoldAshantiNA.com or by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or by emailing batprospectus@citi.com; by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or by emailing prospectus.CPDG@db.com; or by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com.

In member states of the European Economic Area, or EEA, the offering described in this announcement is only addressed to and directed at persons who are "Qualified Investors" within the meaning of Article 2(1)(e) of the European Parliament and Council Directive 2003/71/EC, as amended (including by Directive 2010/73/EU), including any measure implementing such Directive (as amended) in any member state of the EEA (the Prospectus Directive). In addition, in the United Kingdom, the offer is only addressed to and directed at (1) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). The securities described herein will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified Investors. The offerings as described in this announcement will not be addressed to the public in South Africa.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Media	**Tel:**	**E-mail:**
Alan Fine	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries	+27 11 637 6031	media@anglogoldashanti.com

Investors
| Stewart Bailey | +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 | sbailey@anglogoldashanti.com |

Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General inquiries	+27 11 637 6059	investors@anglogoldashanti.com

Disclaimer

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders' equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity, capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's 2012 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 26 April 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The estimated ranges herein are preliminary and may change. The foregoing information and estimates have not been compiled or examined by our independent auditors nor have our independent auditors performed any procedures with respect to this information or expressed any opinion or any form of assurance on such information. The financial information in this press release is prepared in accordance with IFRS. This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on its website at www.anglogold.com. You can find all of AngloGold Ashanti's annual and quarterly reports, including its annual reports on Form 20-F and Quarterly US GAAP Reports on Form 6-K under the 'Investors' tab on the main page. This press release does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities and nothing contained herein shall form the basis of any contract or commitment whatsoever.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 15, 2013

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary